Mail Stop 4561

May 15, 2009

By U.S. Mail and Facsimile to: (561) 367-6225

Mr. Gideon D. Taylor
Chairman and Chief Executive Officer
Willing Holding, Inc.
3 Centerview Drive
Greensboro, NC 27407

> **Re: Willing Holding, Inc.**
> **Form 10/A**
> **Filed April 6, 2009**
> **Form 10-Q**
> **Filed May 14, 2009**
> **File No. 000-53496**

Dear Mr. Taylor:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10/A filed April 28, 2009
Item 6. Executive Compensation, page 36

1.   We note your response to comment 10 of our later dated April 17, 2009. Based on your response please tell us, and revise if necessary why you have not included an automobile allowance for Mr. Leonard in your Summary Compensation Table.

<u>Willing Holding, Inc. Financial Statements</u>
<u>Report of Independent Registered Accounting Firm, page F-1</u>

2.   We note you revised your financial statements. Please advise your independent accountants to update or dual date their audit report.

<u>Balance Sheet, page F-2</u>

3.   We have reviewed your response to prior comment one from our letter dated April 17, 2009. Your response did not sufficiently address our comment. Please tell us in detail how you applied paragraph 12 of SFAS 133 in determining whether or not the conversion features should be bifurcated from the host contract and accounted for as derivatives requiring fair value treatment. If you believe the conversion features are not embedded derivatives under paragraph 11a of SFAS 133, tell us in detail how you applied paragraphs 12-32 of EITF 00-19 in arriving at your conclusion.

<u>Statement of Stockholders' Equity (Deficit), page F-4</u>

4.   Please revise to move the $2,116,726 included in the Retained Earnings (Deficit) column to the APIC column.

<u>Statement of Cash Flows, page F-5</u>

5.   We have reviewed your response to prior comment four from our letter dated April 17, 2009. Explain to us why you did not record the investment (i.e. in PWTI) at Mr. Taylor's cost basis, as this appears to be a common control transaction. In this regard, we would expect amounts paid to Mr. Taylor in excess of his cost basis to be compensatory in the period paid. Please advise or revise as necessary.

6.   We have reviewed your revised disclosures in response to prior comment five from our letter dated April 17, 2009. It does not appear that you have revised your cash flows from financing activities to separately identify proceeds and repayments of funds raised from related parties and debt issuances. Please revise as appropriate.

<u>Notes to Financial Statements</u>
<u>Note 2 – Goodwill, page F-9</u>

7.   We have reviewed your revised disclosures in response to prior comment nine from our letter dated April 17, 2009. In your disclosure, you state that the purchase of New World was a share exchange whereby the company issued 25,000 shares of its common stock to Mr. Leonard. In the preceding paragraph, you state that the shares issued were valued at

$2,800,000 (or approximately $115/share). Further, based on the information in your purchase price allocation table, it appears that the purchase price of New World was approximately $10,000 (based on the difference between total assets including goodwill, less total liabilities). Please revise to clearly disclose the aggregate purchase price of New World, including the value assigned per share to the common stock issued and how that value was determined.

8.   We note your disclosure that the company issued 1,000,880 shares to the former shareholders in consideration of the spinoff and that the shares were valued at the determinable market price of $2.88 per share and charged to goodwill (totaling $2.8 million). Explain how this accounting treatment is appropriate as this appears to be a transaction between commonly controlled entities. In this regard, we do not believe it would be appropriate to record goodwill with an immediate charge-off. Please revise accordingly.

Note 4 – Debt, page F-10

9.   Considering these vehicles are your largest tangible assets, please tell us why you have not included your material debt arrangements as Exhibits to your Form 10-Q. Please refer to Item 601(b)(10) of Regulation S-K.

Note 6 – Commitments and Contingencies
Employment Agreements, page F-11

10.   We have reviewed your revised disclosure in response to prior comment 11 from our letter dated April 17, 2009. In your disclosure, you state that the options were issued at a price exceeding the market value of the stock and there was no financial impact on the financial statements. Please tell us how your accounting treatment complies with the fair value based method set forth in SFAS 123-R. Additionally, revise to, at a minimum, provide the disclosures required by paragraphs A240-A241 of SFAS 123-R as it relates to these options.

Note 7 – Related Party Transaction, page F-11

11.   We noted your revised disclosure in response to prior comment four from our letter dated April 17, 2009. Please revise to address the following:

- Clarify you paid cash to Mr. Taylor in consideration for securities purchased;
- Disclose Mr. Taylor's cost basis;
- Disclose the fair value (i.e. trading value) of the securities on the day Mr. Taylor sold the securities to the company; and

- Explain why you paid Mr. Taylor an amount in excess of the then current trading or market value.

Form 10-Q filed May 14, 2009

12.   Please revise, as necessary, to incorporate the effects of our comments above.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sharon Blume at (202) 551-3474 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: Bruce C. Rosetto, Esq.
        Greenberg Traurig, PA
        5100 Town Ceneter Circle, Suite 400
        Boca Raton, FL 33486